

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 5, 2016

Pyng Soon
Chief Executive Officer
Stocosil Inc.
17870 Castleton Street, Suite 250
City of Industry, CA 91748

> **Re: Stocosil Inc.**
> **Amendment No. 3 to Draft Offering Statement on Form 1-A**
> **Submitted June 8, 2016**
> **CIK No. 0001645554**

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   We note your disclosure that until you sell the minimum number of shares offered, all investor funds will be held in accounts at FOLIOfn Investments, Inc. Please clarify whether Folio will also act as an escrow agent, and provide all of the disclosure required by Item 501(b)(8)(iii) with respect to any escrow arrangements.

Plan of Distribution
Procedures for Subscribing, page 37

2.   We note your disclosure that ASMX associated persons effecting the Offering will do so in their capacities as registered associated persons of SDDCO-BA. Please disclose whether and to what extent there is a relationship between ASMX and SDDCO. Please also clarify whether ASMX's sole responsibility in the offering will be to provide the platform website through which offering participants may subscribe to the offering.

Notes to Financial Statements

1. Organization And Business Operations
Basis of Presentation, page F-7

3.   Please clarify, if true, that your fiscal year end is June 30. If it is December 31, tell us why you only presented six months of operating results for the period ended December 31, 2015.

        You may contact James Peklenk at (202) 551-3661 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or Mary Beth Breslin at (202) 551-3625 with any other questions.

                                        Sincerely,

                                        /s/ Mary Beth Breslin for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance